UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[Mark One]

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________
Commission File Number 01-13697
MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule and Exhibit
Item:
     Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009
     Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2010 and 2009
     Notes to Financial Statements
     Schedule H, Line 4i — Schedule of Assets (Held at Year End) — December 31, 2010
     Signatures
     Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Mohawk Carpet, LLC
Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in note 1 to the financial statements, the Plan changed the manner in which it accounts for loans to participants in 2010 due to the adoption of ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962).

/S/ KPMG LLP
Atlanta, Georgia
June 15, 2011

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Plan’s interest in Master Trust, at fair value (notes 1, 4 and 5)	$145,928,303	141,726,711
Loans to participants (note 1)	12,505,697	12,580,192
Contributions receivable from employer	141,493	109,581
Contributions receivable from participants	557,839	451,389

Net assets available for plan benefits before adjustments	159,133,332	154,867,873
Adjustment from fair value to contract value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(757,405)	986,233

Net assets available for plan benefits	$158,375,927	155,854,106

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Investment income:
Interest	$606,921	761,338
Plan’s interest in income of Master Trust (notes 1, 4 and 5)	10,223,525	13,337,115

Net investment income	10,830,446	14,098,453
Contributions from employer	4,544,123	5,561,779
Contributions from participants	10,941,264	11,202,751

Total additions	26,315,833	30,862,983

Deductions:
Distribution to participants	23,316,874	24,360,973
Administrative expenses	291,055	231,090

Total deductions	23,607,929	24,592,063

Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans	2,707,904	6,270,920
Transfers:
Transfers from other plans (note 8)	150,119	211,538
Transfers to other plans (note 8)	(336,202)	(213,640)

Net transfers to other plans	(186,083)	(2,102)

Net increase in net assets available for plan benefits	2,521,821	6,268,818
Net assets available for plan benefits at beginning of year, as previously reported	—	150,573,103
Cumulative effect of change in accounting principle (note 1)	—	(987,815)

Net assets available for plan benefits at beginning of year, as adjusted	155,854,106	149,585,288

Net assets available for plan benefits at end of year	$158,375,927	155,854,106

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet, LLC Retirement Savings Plan (the Plan) in preparing its financial statements.
(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Investments
The Mohawk Carpet, LLC Retirement Savings Plan and Mohawk Carpet, LLC Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2010 and 2009, the Plan’s investments consist of its interest in the investments of the Master Trust. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.
The Master Trust’s investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2010 and 2009. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), allows investors to use NAV as a practical expedient to estimate fair value of investments in investment companies that do not have readily determinable fair values, including investees that have attributes of investment companies, report net asset value or its equivalent to their investors, and calculate net asset value or its equivalent consistent with the measurement principles of the American Institute of Certified Public Accountants (AICPA) Investment Companies Guide (i.e., their assets generally are measured at fair value). The Plan utilized NAV as a practical expedient to estimate the fair value of certain investments that fall within the scope of this pronouncement.
ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, requires additional disclosure of significant transfers in and out of instruments categorized as Level 1 and 2. This update also clarifies existing disclosure requirements by defining the level of disaggregation of instruments into classes as well as additional disclosure around the valuation techniques and inputs used to measure fair value. The provisions of this pronouncement were applied to both 2010 and 2009.
On January 1, 2010, the Plan adopted ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962), which requires retrospective application. Accordingly, effective January 1, 2009, loans to participants are presented at their unpaid principal balance plus any accrued but unpaid interest. The Plan recorded a cumulative change in accounting principle of $(987,815) (net assets available for plan benefits at beginning of year) on January 1, 2009 in connection with the retrospective adoption. Prior to the adoption of ASU 2010-25, loans to participants were classified as investments and stated at fair value based on a discounted cash flow model using market based interest rates. Loans to participants and net increase in net assets available for plan benefits increased (decreased) by $(297,179) and $690,636, respectively, as of and for the plan year ended December 31, 2009, due to the retrospective adoption.
The Plan presents in the statements of changes in net assets available for benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized net gains on the fair value of the Master Trust investments and the unrealized net appreciation on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).
(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet, LLC (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of the calendar month after

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
the completion of 90 days of service.
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2010 and 2009.
(b) Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc., the Company provides 50% matching contributions up to the first 4% of each participant’s gross compensation contributed to the Plan and an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. During 2010 and 2009, there were no discretionary employer profit sharing contributions relating to 2010 and 2009 performance, respectively. Discretionary employer profit sharing contributions of $886,815 were made to the Plan during 2009 relating to 2008 performance.
(c) Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts monthly based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.
(d) Distributions to Participants
Upon termination of employment, the participant’s account shall be distributed in a lump-sum cash payment as soon as administratively practicable.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.
Benefits are recorded when paid.
(e) Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company’s matching and discretionary contributions after one year of service. Prior to January 1, 2001, those participants in the Plan vested immediately in the Company’s matching and discretionary contributions.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan and/or administrative expenses. In 2010 and 2009, employer contributions were reduced by forfeitures of $53,699 and $43,716, respectively. In 2010 and 2009, $48,823 and $0 of forfeited funds were used to pay administrative expenses, respectively.
(f) Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.
(3) Transactions with Parties in Interest
As of December 31, 2010 and 2009, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and common collective funds that are sponsored by the Trustee.
(4) Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
     Level 1: Quoted prices in active markets for identical assets or liabilities.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2010 and 2009:

	As of December 31, 2010
	Fair
	Value	Level 1	Level 2	Level 3

Investments:
Short-term investments	$119,369	119,369	—	—
Mohawk Industries, Inc. common stock	7,962,299	7,962,299	—	—
Small cap funds	3,163,365	3,163,365	—	—
Mid cap funds	3,208,551	3,208,551	—	—
Large cap funds	21,355,573	21,355,573	—	—
International funds	2,718,421	2,718,421	—	—
Blended funds	24,976,832	24,976,832	—	—
Fixed income bond funds	5,719,361	5,719,361	—	—
Stable value funds	76,704,532	—	76,704,532	—

Total investments, at fair value	$145,928,303	69,223,771	76,704,532	—

	As of December 31, 2009 *
	Fair
	Value	Level 1	Level 2	Level 3

Investments:
Short-term investments	$156,886	156,886	—	—
Mohawk Industries, Inc. common stock	7,454,080	7,454,080	—	—
Small cap funds	2,406,166	2,406,166	—	—
Mid cap funds	2,433,779	2,433,779	—	—
Large cap funds	20,664,347	20,664,347	—	—
International funds	2,530,527	2,530,527	—	—
Blended funds	22,139,532	22,139,532	—	—
Fixed income bond funds	5,506,035	5,506,035	—	—
Stable value funds	78,435,359	—	78,435,359	—

Total investments, at fair value	$141,726,711	63,291,352	78,435,359	—

*	Certain reclassifications have been made to the 2009 investment categories to conform to 2010 presentation.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(5) Investments
At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 27.1% and 28.5%, respectively.
Master Trust net assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Investment, at fair value
Cash and equivalents	$—	1
Interest bearing cash	6,726,891	4,558,155
Mohawk Industries, Inc. common stock	30,968,417	28,724,104
Registered investment companies	321,004,503	278,635,328
Common collective funds	179,860,501	184,373,706
Other receivables, net	55,571	362,646

Net assets, at fair value	$538,615,883	496,653,940

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Interest and dividends	$8,603,594	7,821,145
Net appreciation in fair value of investments:
Mohawk Industries, Inc. common stock	5,574,657	5,593,982
Registered investment companies	36,400,153	52,995,600
Common collective funds	4,094,287	5,225,437

Net investment income	54,672,691	71,636,164
Expenses	481,349	413,548
Net transfer of assets out of investment account	(12,229,399)	(6,057,392)

Net increase in net assets	41,961,943	65,165,224
Net assets at beginning of year	496,653,940	431,488,716

Net assets at end of year	$538,615,883	$496,653,940

The following investments represent 5% or more of the Plan’s assets at December 31, 2010 and 2009:

	2010	2009
Plan’s interest in Master Trust	$145,928,303	141,726,711
All of the Plan’s investments are held by a party in interest to the Plan.
(6) Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(7) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.
(8) Transfers from/to Other Plans
During 2010 and 2009, due to changes in employment status, $150,119 and $211,538, respectively, were transferred from the Mohawk Carpet, LLC Retirement Savings Plan II to the Plan.
During 2010 and 2009, due to changes in employment status, $336,202 and $213,640, respectively, were transferred to the Mohawk Carpet, LLC Retirement Savings Plan II from the Plan.
(9) Reconciliation to 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2010 and 2009:

	2010	2009
Net assets available for plan benefits per the accompanying financial statements	$158,375,927	155,854,106
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	757,405	(986,233)

Net assets available for plan benefits per Form 5500	$159,133,332	154,867,873

Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet, LLC Plans per the accompanying financial statements	$2,707,904	6,270,920
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	1,743,638	2,217,293

Net increase in net assets available for plan benefits per Form 5500	$4,451,542	8,488,213

(10) Subsequent Events
Effective January 1, 2011, the employer match for all participants is 50% up to the first 6% of each participant’s gross compensation contributed to the Plan.

Schedule I
MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Current
Identity of issue	Description of investment	value
*Plan’s interest in Master Trust, at fair value		$145,928,303
*Loans to participants	(1)	12,505,697

	Total	$158,434,000

*	Represent parties in interest to the Plan.

(1)	Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 29, 2017.

Interest rates range from 4.25% to 9.25% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet, LLC Retirement Savings Plan (Full Title of the Plan)
Dated: June 15, 2011	By:	/s/ Philip A. Brown
Vice President, Human Resources